EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Three Months Ended March 31,
	2007	2006
Loss before income taxes and minority interest	$(90,593)	$(63,300)
Interest expense	241,678	217,970
Portion of rent estimated to represent the interest factor	37,553	34,730
Earnings before income taxes, minority interest and fixed charges	$188,638	$189,400
Interest expense (including capitalized interest)	$242,895	$219,562
Portion of rent estimated to represent the interest factor	37,553	34,730
Fixed charges	$280,448	$254,292
Ratio of earnings to fixed charges	(a)	(a)

(a)             Earnings before income taxes, minority interest and fixed charges for the three months ended March 31, 2007 and 2006 were inadequate to cover fixed charges by $91.8 million and $64.9 million, respectively.